EXHIBIT (b)-(1)

STRICTLY PRIVATE AND CONFIDENTIAL

To:	Jiangsu Panji Investment Co., Ltd (江苏盘基投资有限公司)

Attention:	Gao Jifan

July 31, 2016

Dear Sirs:

Debt Commitment Letter

We, Industrial Bank Co., Ltd. (the “Lender”), are pleased to set out the terms and conditions on which the Lender irrevocably commits to provide 100% of the aggregate principal amount of the facility of up to an RMB equivalent of US$665,000,000 (the “Facility”).

The Facility shall be used to fund or cause to be funded, directly or indirectly through Jiangsu Panji Investment Co., Ltd (江苏盘基投资有限公司), a limited liability company duly organized and existing under the laws of People’s Republic of China (“Panji”) and/or a person or persons designated by Panji and agreed to by the Lender, Fortune Solar Holdings Limited (福清阳控股有限公司), an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Parent”) or Red Viburnum Company Limited (紫阳红有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (the “Merger Sub”), the transactions contemplated under that certain Agreement and Plan of Merger, to be entered into by Trina Solar Limited, a company listed in US NYSE (the “Target”), Merger Sub, Parent and certain other parties identified therein (the “Merger Agreement”), including payment of merger consideration and option consideration for certain of the Target’s securities, the repurchase of the Target’s convertible notes and payment of related fees and expenses of the transactions pursuant to the terms of the Merger Agreement.

This letter is to be read together with the term sheet attached hereto as Appendix A to this letter (the “Term Sheet”, together with this letter and appendices attached hereto, this “Commitment Letter”).

Each capitalized term defined in the Term Sheet, unless otherwise defined in this Commitment Letter, has the same meaning when used in this Commitment Letter and the Loan Documents (as defined below). For purposes of the Loan Documents:

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York City, the Cayman Islands and PRC.

“Buyer Group Members” means any investor that has become a direct shareholder of the Parent prior to the Effective Date under the Merger Agreement, excluding any employee stock ownership plan and any individual employee (either personally or through one or more corporate vehicles or trusts) who possesses any ownership interest in Parent.

“Certain Funds Period” means the period from the date of this Commitment Letter to the last day of the Availability Period.

“Facility Agreement” means the facility agreement to be entered into by the Lender and the Borrower(s) relating to the provision of the Facility.

“Finance Documents” means the Facility Agreement, the transaction security documents and any other documents designated as such by the parties hereto.

“Loan Documents” means this Commitment Letter (including the Term Sheet and other appendices).

“Merger” has the meaning given to such term in the Merger Agreement.

“PRC” means the People’s Republic of China, but for the purpose of this definition excluding Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and Taiwan.

“Target Group” means the Target and its subsidiaries.

1.              COMMITMENT

The Lender hereby irrevocably commits to provide the whole Facility on and subject to the terms and conditions set out in the Loan Documents (the “Commitment”). The Facility shall be made available to you on the terms set out in the Term Sheet.

2.                                      INFORMATION

2.1.         Save as disclosed in writing to the Lender prior to the date of this Commitment Letter or prior to the date on which the Information (as defined below) is provided to the Lender, you hereby represent (as at the date of this Commitment Letter, and by reference to the facts and circumstances then existing) and warrant that:

2.1.1.                  all written factual information concerning you and your subsidiaries and the Target Group, other than any financial projections (the “Projections”), other forward-looking information and information of a general economic or industry-specific nature, that has been or will be made available to any of us by or on behalf of you or your affiliate in connection with the transactions contemplated hereby (the “Information”), will be true, complete and accurate in all material aspects, and when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time);

2.1.2.                  the Projections that have been or will be made available to any of us by or on behalf of you have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by us that the Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular Projections will be realized, that actual results may differ from projected results and that such differences may be material); and

2.1.3.                  notwithstanding anything to the contrary contained in this Commitment Letter, none of the making of any representation under this paragraph 2, any supplement thereto, or the accuracy of any such representation shall constitute a condition precedent to the availability and initial funding of the Facility, including, without limitation, under paragraph 3 (Lending Conditions) and paragraph 4 (Certain Funds) of this Commitment Letter.

3.              LENDING CONDITIONS

3.1.         The Lender’s obligation to provide the Facility is subject only to the satisfaction of the following conditions:

3.1.1.                  execution of a mutually acceptable facility agreement, reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, provided that this paragraph 3.1.1 shall not apply in the case of a breach by the Lender of paragraph 5 (Execution of Facility Agreement) of this Commitment Letter;

3.1.2.                  satisfaction (or waiver by the Lender) of all conditions precedent to the obligations of the Lender set out in sections “Certain Funds Period” and “Conditions Precedent” in the Term Sheet; and

3.1.3.                  compliance by the Borrower(s) in all material respects with the material terms of the Loan Documents.

4.              CERTAIN FUNDS

4.1.         The Commitment is made on a certain funds basis, as set out in the Loan Documents, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary herein or in any Loan Document, during the Certain Funds Period, the only conditions to utilization of the Facility are as expressly set out in paragraph 3 (Lending Conditions) of this Commitment Letter. None of the Loan Documents, the Facility Agreement or the other Finance Documents shall contain any conditionality to the Lender’s obligation to provide the Facility other than the conditions listed in paragraph 3 (Lending Conditions)

4.2.         The Lender confirms that:

4.2.1.                  the Commitment and the Facility have been approved by its credit committee and all other relevant internal bodies or approvals process required to provide the Commitment and the Lender confirms that it has received all due diligence required by it in respect of the Merger, the Buyer Group Members, the Target Group and otherwise in connection with making the Facility available in connection with the Merger;

4.2.2.                  it has completed all approval processes and received all final internal approvals required to execute this Commitment Letter and the other Loan Documents and provide the Commitment; and

4.2.3.                  it has completed and is satisfied with the results of all client identification procedures they are respectively required to carry out in connection with making the Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “Know Your Customer” requirements).

4.3.         The Lender further confirms that the Merger Agreement which is required as a condition precedent under the Term Sheet (as at the date of this Commitment Letter) has been delivered to the Lender, and in the form delivered is (and subject to it remaining in substantially the same form, or with such supplements or other modifications (which in the aggregate, do not materially and adversely affect the interest of the Lender), when delivered in final form, will be) acceptable to the Lender for the purposes of satisfying any of the conditions precedent in the Term Sheet which corresponds to that document.

4.4.         If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by the Loan Documents or to fund, issue or maintain its participation under the Facility, the Lender shall:

4.4.1.                  promptly notify you upon becoming aware of the event; and

4.4.2.                  in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in their lending in respect of the Facility not being available including (but not limited to) transferring its rights and obligations under the Loan Documents to one or more of its affiliates, provided that: the Borrower(s) shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender in connection with such steps taken by the Lender.

5.              EXECUTION OF FACILITY AGREEMENT

5.1.         Each of the parties undertakes to negotiate in good faith, to use best efforts and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into the Facility Agreement and the other Finance Documents, in all relevant capacities (required to be entered into as a condition precedent to the initial utilization of the Facility) on terms consistent with the Term Sheet, as soon as reasonably practicable following countersigning of this Commitment Letter by Panji and in any event on or prior to the date falling seven months after the date the Merger Agreement is signed (or such later date as may be mutually agreed by the parties hereto (each party acting reasonably)) (the “proposed signing date”), subject to:

5.1.1.    you signing and returning to us copies of the Loan Documents; and

5.1.2.    entry into the Merger Agreement by the parties thereto.

5.2.         The Lender’s undertaking above to negotiate in good faith, to use its best efforts and to allocate sufficient resources and personnel to ensure that it enters into the Facility Agreement and the other Finance Documents shall expire on the termination of this Commitment Letter.

5.3.         If, despite good faith negotiation, we are not able to agree on the terms of the Finance Documents by the proposed signing date, then as soon as practicable following that date the Lender and the Borrower(s) undertake to sign all Finance Documents required to be signed prior to the utilization of the Facility and any such term not previously agreed on will, to the extent comparable with respect to the Facility, be in the form of the loan agreement template circulated by the Borrower’s counsel to the counsels of the Lender and the “special committee” of the Target on July 15, 2016 (the “Precedent Facility Agreement”) (subject to the specific terms of the Term Sheet) provided that where the relevant Precedent Facility Agreement contains a drafting option, is silent on a particular point or the provisions of the Precedent Facility Agreement require more than minor or technical changes in order to be incorporated into the Facility Agreement, the relevant language shall be such option or language as is reasonably requested by the Lender or if the Lender does not specify any option or language within five days of the date of a written request by you, such option or language reasonably requested by you.

6.              UNDERTAKING TO PAY

6.1.         You undertake to pay (or to procure payment) to the Lender as soon as reasonably practicable, and in any event within five business days following demand, an amount equal to any liability, damages, cost, loss or expense (each, a “Loss”) (including reasonable and documented legal fees) incurred by the Lender or any of their respective affiliates or any of their (or their respective affiliates’) directors, officers, employees or agents (each, an “Indemnified Person”) arising out of, in connection with or based on any action, claim, suit, investigation or proceeding (in each case, whether or not any Indemnified Person is party and including any action, claim, investigation or proceeding to preserve or enforce rights) commenced, pending or threatened in relation to any Loan Document, the use of proceeds of the Facility or the Merger (whether or not made) except to the extent the Loss resulted primarily from (a) the gross negligence or willful misconduct of the relevant Indemnified Person, (b) a breach by the relevant Indemnified Person of (i) any term of the Loan Documents or any confidentiality undertaking or (ii) any law, (c) claims by you or the Target against the Lender, (d) any willful breach by such Indemnified Person of any applicable law or (e) claims of an Indemnified Person against another Indemnified Person.

6.2.         You undertake to pay (or to procure payment) to the Lender on demand an amount equal to any reasonable cost or expense (including reasonable and documented legal fees) incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding arising out of, in connection with or based on any of the above, whether or not any Indemnified Person is a party.

6.3.         The Lender shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made under paragraph 6.1 or 6.2.

6.4.         You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with anything referred to in paragraph 6.1 except for breach of any Loan Document or the Facility Agreement or any other Finance Documents or any such liability for losses, claims, damages or liabilities incurred by you or any of your affiliates that in each case resulted primarily from the gross negligence or willful misconduct of that Indemnified Person. No Indemnified Person shall be responsible or have any liability to you or any of your affiliates or anyone else for consequential losses or damages.

6.5.         Each Indemnified Person shall, in consultation with you, take all reasonable steps to mitigate any Loss and shall consult with you and give (subject to legal restrictions) such information and assistance to you as you may reasonably request in connection with any action, claim, suit, proceeding or investigation in connection with a Loss and shall not take any action which might reasonably be expected to prejudice your position in relation to any such action, claim, suit proceeding or investigation.

7.              FEES AND EXPENSES

7.1.         You shall pay the Lender the fees in the amount and on the terms as set out in the Term Sheet.

7.2.         Whether or not the Finance Documents are signed, the Borrower(s) shall, within five business days of demand by the Lender, subject to a cap mutually agreed by the parties hereto, pay the Lender (or its/their legal advisor(s)) the amount of all costs and expenses (including legal fees subject to such caps as agreed with the Lender’s legal advisor(s), if any) reasonably incurred by it/them in connection with the negotiation, preparation, printing and execution of the Loan Documents and the Finance Documents.

7.3.         Payment under paragraph 7.2 shall be accompanied by invoice(s) in relation to such costs and expenses together with reasonable documentary evidence of such costs and expenses.

8.              CONFIDENTIALITY

8.1.         The parties acknowledge that the terms and conditions of the Loan Documents are confidential and are not to be disclosed to or relied upon by anyone else, except disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

8.1.1.                  the Borrower(s), the Parent, the Merger Sub, the Target Group and the current direct or indirect owners and management of the Target Group or any of their affiliates and their respective officers, directors, employees, investors and advisors or any of their affiliates on a “need to know” and confidential basis for purposes of the Merger;

8.1.2.                  to your, any Buyer Group Member, the Lender’s affiliates or to any of their or their affiliates’ respective officers, directors, employees, investors and advisors on a “need to know” and confidential basis for purposes of the Merger;

8.1.3.                  to anyone else to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange and the US securities and exchange commission) or court, or required pursuant to any legal, arbitral or administrative proceedings or process;

8.1.4.                  to the “special committee” of the Target and its professional advisers;

8.1.5.                  in connection with the establishment of any due diligence defense; or

8.1.6.                  in connection with any preservation or enforcement of rights under any Loan Document.

8.2.         Notwithstanding anything to the contrary in any Loan Document, on the date the Facility Agreement becomes effective, the provisions of this paragraph 8 shall automatically terminate and be superseded by the terms of the Facility Agreement.

8.3.         For the avoidance of doubt, the provisions of this paragraph 8 do not supersede any other confidentiality or non-disclosure agreement or undertaking by any of us or our respective affiliates or our or their respective representatives in favor of any Buyer Group Member, the Target or their respective affiliates (whether directly or indirectly through a back-to-back or similar agreement).

9.              NO ANNOUNCEMENTS

Each of the parties shall not make, and shall cause each of its Affiliates not to make, any public announcement regarding the Merger or any or all of the Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or the US Securities and Exchange Commission).

10.       ASSIGNMENT

No party may assign or transfer any of its rights or obligations under the Loan Documents without the prior written consent of the other parties.

11.       PERIOD OF OFFER

This offer shall remain in effect until 5 p.m., Beijing time, on the date falling 10 Business Days after the date of this Commitment Letter (as may be extended by the Lender in writing), at which time it will automatically expire unless before then the Lender has received your written agreement to this Commitment Letter or this offer is extended by us in writing.

12.       TERMINATION

12.1.                                             Subject to paragraph 13 (Survival), the Lender may give you notice terminating their obligations under the Loan Documents if and only if the closing date does not occur by the date falling one month after the Outside Date (as defined in the Merger Agreement).

12.2.                                             Subject to paragraph 13 (Survival), you may terminate this Commitment Letter upon written notice to the Lender at any time.

12.3.                                             Subject to paragraph 13 (Survival), this Commitment Letter shall terminate on the date the Facility Agreement becomes effective.

13.       SURVIVAL

13.1.                                             The terms of paragraph 2 (Information), paragraph 4 (Certain Funds), paragraph 5 (Execution of Facility Agreement), paragraph 7 (Fees and Expenses), paragraph 9 (No Announcements), paragraph 10 (Assignment) and this paragraph 13 to paragraph 20 (Integration) inclusive shall survive and continue after the date the Facility Agreement becomes effective.

13.2.                                             Without prejudice to paragraph 13.1, paragraph 7 (Fees and Expenses) to paragraph 19 (Jurisdiction) inclusive shall survive and continue after any termination or expiry of any Loan Document, whether as a result of paragraph 12 (Termination) or otherwise.

14.       AMENDMENTS

No waiver or amendment of any provision of any Loan Document shall be effective unless it is in writing and signed by the parties hereto.

15.       THIRD PARTY RIGHTS

15.1.                                             A person who is not a party to this Commitment Letter has no right to enforce or to enjoy the benefit of any term of this Commitment Letter.

15.2.                                             Notwithstanding any other term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

16.       COUNTERPARTS

Each Loan Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of such Loan Document. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or in electronic format (e.g., “.pdf” or “.tiff”) is equally as effective as delivery of an original executed counterpart of this Commitment Letter.

17.       NOTICES

17.1.                                             Any communication to be made under or in connection with any Loan Document shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

17.2.                                             Notices and communications to be given to you shall be sent to:

Jiangsu Panji Investment Co., Ltd (江苏盘基投资有限公司)

Suite 2001, Building 5, Times Business Square

New North District, Changzhou

17.3.                                             Notices and communications to be given to the Lender shall be sent to:

Industrial Bank Co., Ltd.

(兴业银行股份有限公司)

Floor 7, Industrial Bank Building

168 Jiangning Road

Shanghai

18.       GOVERNING LAW

Each Loan Document and each non-contractual obligation arising out of or in connection therewith is governed by the laws of the PRC.

19.       JURISDICTION

Any dispute arising out of or in connection with this Commitment Letter shall be submitted to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in Beijing which shall be conducted in accordance with the arbitration rules of the Commission in effect at the time of applying for arbitration.

20.       INTEGRATION

20.1.                                             The Loan Documents form the entire agreement between you and us as to the Facility and replace any previous oral or written understanding or agreement in relation to the Facility or the financing of the Merger.

20.2.                                             Each of the parties hereto agrees that each of the Loan Documents is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith); it being acknowledged and agreed that, notwithstanding anything to the contrary contained in the Loan Documents, the Commitment is subject only to the conditions set forth in paragraph 3 (Lending Conditions) of this Commitment Letter.

If you agree to the above, please sign, date and return to the Lender the enclosed copies of this Commitment Letter. We look forward to working with you on this transaction.

Yours faithfully,

For and on behalf of

Industrial Bank Co., Ltd.

as Lender

[Company chop is affixed]

/s/ Weiping Gu
Name: Weiping Gu
Title: Authorized Signatory

We agree the terms set out above.
Date:

For and on behalf of
Jiangsu Panji Investment Co., Ltd (江苏盘基投资有限公司)
as Borrower

[Company chop is affixed]

/s/ Jifan Gao
Name: Jifan Gao
Title: Legal Representative

APPENDIX A

TERM SHEET

Facility	A term loan facility of up to an RMB equivalent of US$665,000,000 to the Borrower(s) (the “Term Facility”)
Borrower(s)

Panji Investment Co., Ltd (江苏盘基投资有限公司), a limited liability company duly organized and existing under the laws of People’s Republic of China (“Panji”) and/or a person or persons designated by Panji and agreed to by the Lender

Parent	Fortune Solar Holdings Limited (福清阳控股有限公司)
Merger Sub	Red Viburnum Company Limited (紫阳红有限公司)
Target	Trina Solar Limited
Lender	Industrial Bank Co., Ltd. (“Industrial Bank”)
Original Obligor	Panji, Gao Jifan
Purpose

(i)        To fund or cause to be funded, directly or indirectly through the Borrower(s), Parent or Merger Sub, the transactions contemplated under that certain Agreement and Plan of Merger, entered or to be entered into by the Target, Merger Sub, Parent and certain other parties identified therein (the “Merger Agreement”), including payment of merger consideration and option consideration for certain of the Target’s securities, the repurchase of the Target’s convertible notes and payment of related fees and expenses of the transactions pursuant to the terms of the Merger Agreement; and
(ii)       To fund payment of fees, costs, expenses and taxes payable in connection with the Finance Documents.

Availability Period

The period from and including the date of the Facility Agreement to and including the earlier of (i) the date falling twenty-four (24) months after the date of the Merger Agreement; and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

Final Maturity Date	Five (5) years from the date on which the Term Facility is first utilized (the “First Utilization Date”).
Repayment	All loans drawn under the Term Facility (including all accrued but unpaid interests) are to be repaid in one (1) instalment on or prior to the Final Maturity Date.
Interest Periods	Six (6) months.
Interest Rate	The interest rate shall be six percent (6%) per annum.
Interest Payment	Interest is payable on the last day of each Interest Period.
Closing Date	The date on which the Merger is completed under the Merger Agreement.
Target Group	The Target and its subsidiaries from time to time.

Guarantor	From the date of the Facility Agreement and the Guarantee: Gao Jifan
Guarantee	To be entered into on the date of the Facility Agreement: Personal guarantee to be granted by the Guarantor.
Transaction Security

To be entered into on the date of the Facility Agreement and the Guarantee:

•    Share charge over 100% of the equity interests from time to time held by the Guarantor and the Borrower(s) directly or indirectly in the Parent (the “Share Charge”).

Certain Funds Period

Relevant provisions regarding “certain funds” as below shall be included in the Facility Agreement.
The facility will be made available until the end of the Certain Funds Period subject only to the following conditions (the “Certain Funds Conditions”):
1.      the conditions precedent specified under “Conditions Precedent” below have been satisfied or waived (the Lender acting reasonably and in accordance with the terms of the Commitment Letter);
2.      there being no “Major Event of Default” continuing (i.e. not remedied or waived), and the scope of Major Event of Defaults shall comprise only:
(a)    misrepresentation (subject to the applicable materiality qualifiers and exceptions) by an Original Obligor, the Parent or the Merger Sub in respect of their status, powers and authority to execute relevant Finance Documents, binding obligations under the Finance Documents, execution of the Finance Documents not constituting default or unlawful activities by the relevant Original Obligor, the Parent or the Merger Sub (as the case may be), legal ownership of shares and assets which are subject to the Transaction Security (each, a “Major Representation”);

(b)    the following material events of the Borrower(s), the Parent or the Merger Sub (in each case, subject to applicable materiality qualifiers and exceptions): non-payment under the Finance Documents, insolvency, insolvency proceedings, invalidity of executed Finance Documents relating to the obligations of any party other than the Lender, change of control of the Borrower(s); and

3.      delivery of the applicable utilization request in accordance with the provisions of the Facility Agreement.

For such purpose, “Certain Funds Period” means “the period from the date of the Commitment Letter to the last day of the Availability Period.”

During the Certain Funds Period and notwithstanding any other provision, agreement, representation or circumstance, the Lender agrees that drawdowns under the Facility may be made by the Borrower(s) subject only to the satisfaction (or waiver by the Lender) of the Certain Funds Conditions and that no rights (including rights of set-off or counterclaim) of the Lender will be exercised which could affect or prevent the making of the relevant drawdown or its application for its permitted purpose if the Certain Funds Conditions are satisfied or waived by the Lender and the Lender may not take any action to cancel, accelerate or cause repayment or prepayment of any utilization unless the entitlement to take any of the foregoing action arises because of a Major Event of Default that is continuing (i.e. not remedied or waived). After the expiry of the Certain Funds Period, all rights and remedies of the Lender shall be available for use and preserved (whether those relate to events or circumstances occurring or subsisting during, or prior to, on or after the expiry of, the Certain Funds Period) even though they may not be available during the Certain Funds Period.

Conditions Precedent

The Conditions Precedent to the first utilization of the Facility comprise only:
1.    the following documents of each Original Obligor:
(a)   certificate of incorporation (for offshore companies), business license (for PRC companies) and identity certificate/passport (for individuals);
(b)   articles of association and similar constitutional documents (for companies);
(c)   specimen signature of authorized signatories;
(d)   board resolutions or shareholder resolutions (for companies);
2.     Transaction documents and steps comprising only:
(a)   a duly executed copy of the Merger Agreement; and
(b)   completion (or waiver in accordance with the terms of the Merger Agreement) of all conditions precedent to the obligations of Parent, Merger Sub and the Target to consummate the transactions contemplated by the Merger Agreement set forth in Article VIII thereof other than conditions that by their nature are to be satisfied on the Closing Date;
3.     the Facility Agreement duly executed by the Borrower(s);
4.     signing of the Guarantee and the Share Charge by the relevant obligor which are required to be signed before the First Utilization Date;
5.     delivery of documents and certificates which are required

to be delivered before the first utilization date under the Share Charge (e.g. the share certificates, notices and declarations) and completion of governmental approvals and registrations and other procedures which are necessary for such pledge/charge to take effect and be held against third parties (if any, in accordance with advice from counsel(s) of relevant jurisdictions(s));
6.      issuance of legal opinions in relation to all applicable jurisdictions only regarding the Original Obligors and the Finance Documents and their performance which are required to be issued before the First Utilization Date substantially in the form distributed to the Lender prior to the signing of the Facility Agreement;
7.  opening of accounts of the Borrower(s), Parent and Merger Sub with Lender or its affiliate (subject to account bank’s supervision) which should be opened before the First Utilization Date; and
8.      evidence that the Equity Financing (as defined in the Merger Agreement) shall have been injected into the account of Parent in an aggregate amount sufficient for Parent, Merger Sub and the Target to consummate the transactions contemplated by the Merger Agreement assuming the Facility is funded in accordance with the Facility Agreement.

Representations and Warranties

Representations and warranties which are customary, usual and consistent with recent financings of US take private transactions using proceeds from a PRC law governed onshore facility agreement, and shall include, without limitation the following (subject to thresholds and/or exceptions to be agreed): corporate existence; corporate power and authority; non-contravention; authorization and enforceability of the loan documentation; no conflicts with law or contractual obligations; no material adverse change with respect to the Borrower(s) and its subsidiaries; compliance with applicable laws and regulations; consents and approvals (including with respect to the transactions contemplated by the Merger Agreement); ownership of property; subsidiaries; taxes; insurance; labor matters; no liens; no material litigation; solvency of the Borrower(s) and its subsidiaries; no default or event of default; and validity, priority and perfection of liens and security interests in respect of the Transaction Security.

General Undertakings, Event of Default, Material Adverse Effect, Acquisition related provisions and Miscellaneous Provisions	Customary undertakings, events of default, material adverse effect, acquisition related provisions and miscellaneous provisions for financings of this type.
Assignments and Transfers by	No assignment or transfer shall be made to any person without the Lender

consent from the Borrower(s) save that, upon prior notice to the Borrower(s), the Lender may at any time after the Closing Date assign or transfer any or all of its Loans to any other branch or Affiliate.

Confidentiality	None of the Lender or the Borrower(s) shall disclose the confidential information relevant to the Facility (subject to the exceptions expressly set forth in the Facility Agreement).
Language	Chinese.
Governing Law	PRC law for the Facility Agreement.
Jurisdiction	The disputes shall be submitted to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of the arbitration shall be Beijing.